SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           ___________________________

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                            FIRST SOUTH BANCORP, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   33646W 10 0
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                                 (CUSIP Number)


                                 THOMAS A. VANN
                              1311 CAROLINA AVENUE
                        WASHINGTON, NORTH CAROLINA 27889
                                 (252) 946-4178
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                       N/A
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             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. (continued on following pages)

                                Page 1 of 6 pages

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CUSIP No.  33646W 10 0                13D                      Page 2 of 6 Pages
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1.         NAMES OF REPORTING PERSONS:
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           THOMAS A. VANN

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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                             (a) [ ]

                                                             (b) [ ]

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3.         SEC USE ONLY

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4.         SOURCES OF FUNDS:  PF

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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E): [ ]

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA

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       NUMBER OF          7.     SOLE VOTING POWER:               311,488  (1)
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8.     SHARED VOTING POWER:              43,079  (2)
        OWNED BY          ------------------------------------------------------
          EACH            9.     SOLE DISPOSITIVE POWER:          300,801  (1)
       REPORTING          ------------------------------------------------------
         PERSON           10.    SHARED DISPOSITIVE POWER:         53,766 (3)
          WITH
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           354,567 (1)
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:
            [ ]
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  8.12% (4)
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14.        TYPE OF REPORTING PERSON:  IN
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(1)  The amount  shown  includes  163,655  shares  which may be  acquired by the
     Reporting Person upon the exercise of options exercisable within 60 days of the date hereof.
(2)  Consists of shares owned by the Reporting Person's spouse.
(3) Consists of shares owned by the Reporting Person's spouse and 28,658 and 10, 687 shares held in trust under the Reporting Person's individual retirement account ("IRA") and the Issuer's 401(k) Plan, respectively.
(4) Assumes all 163,655 shares subject to options exercisable within 60 days have been exercised.

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                                                          PAGE 3 OF 6 PAGES
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

ITEM 1.  SECURITY AND ISSUER.

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First South Bancorp, Inc. (the "Issuer"). The executive office of the Issuer is located at 1311 Carolina Avenue, Washington, North Carolina 27889.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Name: Thomas A. Vann
     (b) Residence or Business Address: 1311 Carolina Avenue, Washington, North Carolina 27889
     (c)  Present Principal Occupation: President of the Issuer.
     (d)  Criminal Proceeding Convictions: None
     (e)  Securities Laws Proceedings: None
     (f)  Citizenship: United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Thomas A. Vann (the "Reporting Person") purchased with $215,495 in personal funds and with $68,415 in funds in his 401(k) Plan, 32,023 shares of Common Stock (including 4,576 shares held in his IRA) that are owned directly and 10,687 shares held in his 401(k) Plan. He also was awarded 64,384 shares under the Issuer's Management Recognition Plan ("MRP"); MRP awards were made at no cost to the Reporting Person, but he was required to pay Federal and North Carolina income taxes on the award. The remaining shares consist of (i) 43,079 shares purchased by the Reporting Person's spouse with whom the Reporting Person shares voting and dispositive power, (ii) 16,657 shares purchased by the Reporting Person's minor son (including 610 shares given to the Reporting Person's son by the Reporting Person and his spouse) over which shares the Reporting Person has sole voting and dispositive power, (iii) 24,082 shares which were transferred from the Reporting Person's account under the Issuer's Employee Stock Ownership Plan ("ESOP") to his IRA, upon the termination of the ESOP, and (iv) 163,655 shares that may be acquired upon the exercise of options held by the Reporting Person and that are exercisable within 60 days of the date hereof.

ITEM 4.  PURPOSE OF TRANSACTION.

     The  shares  covered  by  this  statement  were  acquired  for  investment.
Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or to dispose of shares of the Issuer's Common Stock. As President of the Issuer, the Reporting Person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                                                  ------------------------------
                                                         PAGE 4 OF 6 PAGES
                                                  ------------------------------


     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g)  Changes  in  the  Issuer's  Articles  of   Incorporation,   Bylaws  or
          instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Amendment No. 2 to Schedule 13D, the Reporting Person beneficially owned 354,567 shares, or 8.12%, of the Issuer's outstanding shares of Common Stock, assuming the Reporting Person exercises all options to acquire 163, 655 shares of Common Stock that are exercisable within 60 days. Such total also includes the 43,079 shares which the Reporting Person shares voting and dispositive power with his spouse.

     (b) The Reporting Person has sole voting and dispositive power with respect to 91,831 shares owned directly and 16,657 shares owned by the Reporting Person's son, with respect to 28,658 shares owned by the Reporting Person through his IRA and with respect to 163,655 shares the Reporting Person has the right to acquire upon the exercise of options exercisable within 60 days. The Reporting Person has sole voting power and shared dispositive power with respect to 10,687 shares owned by the Reporting Person through the Issuer's 401(k) Plan. The Reporting Person shares voting and dispositive power with respect to the 43,079 shares purchased by his spouse, Lee M. Vann. Ms. Vann's residence address is 113 Palmer Place, Washington North Carolina 27889. She is not employed, has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not in the last five years been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and is a United States citizen.

     (c) The following transactions in the Issuer's Common Stock were effected by the Reporting Person and his spouse during the past 60 days:

                                                  ------------------------------
                                                        PAGE 5 OF 6 PAGES
                                                  ------------------------------

                                     Date of       Number                         Description
         Reporting Person          Transaction    of Shares    Price Per Share   of Transaction
         -----------------         -----------    ---------    ----------------  --------------

         Thomas A. Vann             12/31/02         300             N/A         Bona fide gift

         Thomas A. Vann               1/14/03        305             N/A         Gift to minor son's
                                                                                 custodial account

         Lee M. Vann                  1/14/03        305             N/A         Gift to minor son's
                                                                                 custodial account

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

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                                                          PAGE 6 OF 6 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 13, 2003                     /s/ Thomas A. Vann
                                            -----------------------------------
                                            Thomas A. Vann